Exhibit (a)(1)(ii)

BLACKSTONE PRIVATE EQUITY STRATEGIES FUND L.P.

345 Park Avenue, 40th Floor

New York, New York 10154

Offer to Purchase Up to 3,442,380

Limited Partnership Units

Dated July 1, 2024

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on July 31, 2024, Unless

the Offer is Extended

To the Unitholders of Blackstone Private Equity Strategies Fund L.P.:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), Blackstone Private Equity Strategies Fund L.P., a private fund that is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”) and is organized as a Delaware limited partnership (the “Fund”), is offering to purchase up to 3,442,380 of its outstanding limited partnership units (including Class I limited partnership units of the Fund (the “Class I Units”), Class D limited partnership units of the Fund (the “Class D Units”) and Class S limited partnership units of the Fund (the “Class S Units” and, together with Class I Units and Class D Units, the “Units”)) pursuant to tenders by its unitholders (the “Unitholders”), including, for the avoidance of doubt, indirectly by unitholders of Blackstone Private Equity Strategies Fund (TE) L.P. (the “Feeder”), at a price equal to the net asset value per Unit as of September 30, 2024 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). Unless otherwise specified, references to Unitholders herein shall include any unitholders of the Feeder (the “Feeder Unitholders”) and Feeder Unitholders shall have a right to participate in the Offer under the same terms as direct unitholders of the Fund. This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on July 31, 2024 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market.

Unitholders should realize that the value of the Units tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Units tendered to the Fund for purposes of calculating the purchase price of such Units) and such change could be material. The Fund generally determines the net asset value per Unit for each class of Units around the 20th Business Day of the following month. The most recently calculated net asset value for each class of the Units can be found by going to www.bxpe.com. Unitholders should keep in mind that if they tender Units in a tender offer with a Valuation Date that is within the 24-month period following the initial issue date of the Units being tendered, such Units will be subject to an “early repurchase deduction” (described further below) of 5% of the aggregate net asset value of the Units repurchased by the Fund, without duplication by the Feeder. The early repurchase deduction will reduce the repurchase proceeds. For illustrative purposes, a Unitholder that acquires Units on July 1, 2024 would not incur an early repurchase deduction for participating in a repurchase offer that has a valuation date of June 30, 2026 or later.

Unitholders desiring to tender all or any portion of their Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail, email or fax it to the Fund’s transfer agent, SS&C GIDS, Inc. (the “Transfer Agent”), or the Unitholder’s financial intermediary, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT

The Fund makes no recommendation to any Unitholder as to whether to tender or refrain from tendering Units. Unitholders must make their own decisions whether to tender Units and, if so, the portion of their Units to tender.

Because each Unitholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Unitholders should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:

SS&C GIDS, Inc.

Attention: Blackstone Private Equity Strategies Fund L.P.

P.O. Box 219338

Kansas City, MO 64121-9338

Tel: (844) 702-1299 Fax: (833) 623-2407

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•

As disclosed in the Fund’s Private Placement Memorandum, as may be further amended and/or supplemented from time to time (“Memorandum”), the Fund may from time to time offer to repurchase a portion of its outstanding Units pursuant to written tenders by Unitholders. Accordingly, the Fund is offering to purchase up to 3,442,380 Units at a price equal to their net asset value determined as of September 30, 2024 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Units subject to the Offer represent approximately 3% of the outstanding Units as of June 30, 2024. The Offer, which begins on July 1, 2024, will remain open until 11:59 p.m., Eastern Time, on July 31, 2024 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•

Since none of the currently outstanding Units have been outstanding for more than 24 months, all Units that are tendered and purchased in this Offer will be subject to a 5% “early repurchase deduction.” See Section 6 “Purchases and Payment.”

•	Unitholders may tender all or a portion of their Units.

•

If you tender Units and the Fund purchases those Units, upon the terms and subject to the conditions of the Offer, the Fund will effect payment for those Units by issuing a non-interest-bearing, non-transferable promissory note (held for you by the Transfer Agent) entitling tendering Unitholders to the payment(s) described herein promptly after the determination of the relevant NAV per unit is finalized.

•	Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Units in the Fund.

•	The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.

•

The Fund may declare distributions from time to time. However, the Fund cannot guarantee that it will make distributions, and any distributions will be made at the discretion of Blackstone Private Equity Strategies Associates L.P., the Fund’s general partner (the “General Partner,” and together with Blackstone Private Investments Advisors L.L.C., the Fund’s investment manager (the “Investment Manager”), as applicable, the “Sponsor”). To date, the Fund has made no distributions to Unitholders, and for the term of the Offer, the Fund does not intend to make any distributions, including for Unitholders that have not “opted out” of the Fund’s distribution reinvestment plan (“DRIP”), pursuant to which distributions are automatically reinvested in additional Units.

•

If the Fund accepts the tender of any of your Units, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from subscriptions in the Fund), borrowings and/or proceeds from the sale of portfolio holdings.

•

Additional repurchases will be made at such times and on such terms as may be determined by the General Partner. The Sponsor expects that the Fund will generally offer to repurchase a portion of its outstanding Units four times each year, effective on or about March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

•

Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Units, you have the right to change your mind and withdraw your tendered Units at any time until the Expiration Date or, if such tendered Units have not been accepted by the Fund, at any time on or after August 26, 2024. If you would like to tender your Units, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the

Letter of Transmittal either (i) to the Transfer Agent, Attention: Blackstone Private Equity Strategies Fund L.P., by (a) mail at PO Box 219338, Kansas City, MO 64121-9338 (regular mail), or 430 W 7th St. Suite 219338, Kansas City, MO 64105-1407 (overnight mail), (b) email to BlackstonePrivateEquity_ai@sscinc.com or (c) fax to (833) 623-2407, Attention: Blackstone Private Equity Strategies Fund L.P.; or (ii) if your Units are held through a financial intermediary, such as a financial adviser, custodian, broker/dealer, or other nominee (each, a “Financial Intermediary”), then to your Financial Intermediary, as directed. If you choose to return the Letter of Transmittal via email, please note that the email address is a no-reply inbox and will not accept secure messages or password protected attachments. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed, emailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by (844) 702-1299, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All Unitholders tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•

The value of your Units will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Units). If you would like to obtain the estimated net asset value of your Units, visit the Fund’s website at www.bxpe.com.

•	Please note that just as you have the right to withdraw your tender of Units, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Unitholders. Because there is no secondary trading market for Units, the Sponsor has determined, after consideration of various matters, that the Offer is in the best interests of Unitholders in order to provide liquidity for Units as contemplated in the Memorandum. The Sponsor intends to consider the continued desirability of the Fund making an offer to purchase Units four times each year, but the Fund is not required to make any such offer.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Unitholders who do not tender Units. Unitholders who retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. A reduction in the aggregate assets of the Fund may result in Unitholders who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Units are made by new and existing unitholders from time to time, although there can be no assurances that such new or additional purchases will occur.

Units that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will have the effect of increasing the proportionate interest in the Fund of Unitholders that do not tender Units. Unitholders that retain their Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. A reduction in the aggregate assets of the Fund may result in Unitholders that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Unitholders from time to time. Payment for Units repurchased pursuant to the Offer may also require the Fund to raise cash to accommodate the tender by liquidating portfolio holdings earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 3,442,380 of those outstanding Units that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Unit tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on June 30, 2024, there were approximately 63,954,404 Class I Units, 1,874,867 Class D Units and approximately 48,916,722 Class S Units issued and outstanding. Unitholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer at www.bxpe.com. The value of the Units tendered by Unitholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Unitholders may tender all or a portion of their Units. The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.

If less than 3,442,380 Units are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 3,442,380 Units are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Fund will accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Units with priority for repurchase requests in the case of the death or disability of a Unitholder; provided that Fund reserves the right in its sole discretion to purchase additional outstanding Units representing up to 2.0% of the Fund’s outstanding Units without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The unaccepted portion of any tender of Units made by a Unitholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Unitholder that wishes to have the Fund repurchase Units that were not accepted for repurchase in connection with this Offer may again tender those Units in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Unitholders wishing to tender Units pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Unitholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.

With respect to Unitholders that are required to submit their Letter of Transmittal to the Transfer Agent, Attention: Blackstone Private Equity Strategies Fund L.P., submissions may be made either by (i) mail at PO Box 219338, Kansas City, MO 64121-9338 (regular mail), or 430 W 7th St. Suite 219338, Kansas City, MO 64105-1407 (overnight mail), (ii) email to BlackstonePrivateEquity_ai@sscinc.com or (iii) fax to (833) 623-2407. Unitholders returning the Letter of Transmittal via email should note that the email address is a no-reply inbox and will not accept secure messages or password protected attachments. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by email. A Unitholder choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Unitholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Unitholder tendering Units, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the General Partner, in its sole discretion and subject to the Second Amended and Restated Limited Partnership Agreement dated as of March 12, 2024, as amended (the “Limited Partnership Agreement”), and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Unitholder (including, without limitation, the conditions relating to the dates on which Units must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Directors, the Sponsor, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Unitholder tendering Units pursuant to this Offer may withdraw tendered Units at any time before the Expiration Date or, if the Fund has not accepted such tendered Units, on or after August 26, 2024. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the General Partner, in its sole discretion and subject to the Limited Partnership Agreement, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Units that are tendered if and when it gives written notice to the tendering Unitholder of its election to purchase such Units.

If a Unitholder tenders Units and the Fund purchases those Units, upon the terms and subject to the conditions of the Offer, the Fund will effect payment for those Units by issuing a non-interest-bearing, non-transferable promissory note (held for you by the Transfer Agent) entitling tendering Unitholders to the payment(s) described herein promptly after the determination of the relevant NAV per unit is finalized.

Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Units in the Fund.

Each Unitholder whose Units (or portion thereof) have been accepted for repurchase will continue to be a Unitholder of the Fund until the Valuation Date (and thereafter if not all of its Units are repurchased) and may exercise his or her voting rights (as applicable) with respect to the repurchased Units (or portion thereof) until the Valuation Date.

As described in the Memorandum, the amount to which any Unitholder that has Units repurchased by the Fund in a repurchase offer that has a tender valuation date within the 24 month period following the original issue date of the Units is entitled to be paid for the tendered Units will be reduced by 5% of the aggregate net asset value of the Units repurchased by the Fund (except in the case of death, divorce or qualified disability of a unitholder, certain discretionary model portfolio management programs, trade or operational errors and in certain other circumstances); this reduction is referred to herein as an “early repurchase deduction” and will be applied by the Fund, without duplication by the Feeder. Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Fund for the benefit of remaining Unitholders. Units repurchased will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of Units repurchased will be deemed to have been taken from the earliest Units purchased by such Unitholder.

The Fund expects that the purchase price for Units acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from subscriptions in the Fund), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased units may require the Fund to liquidate portfolio holdings earlier than our Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. The Fund intends to take measures to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Units.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Unitholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after September 30, 2024 and in that case, for purposes of determining the purchase price for tendered Units, the net asset value of such Units will be determined approximately one month after the actual Valuation Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Unitholders.

Please note that just as you have the opportunity to withdraw units that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Units. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio holdings in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the Sponsor’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Unitholders if Units tendered pursuant to the Offer were purchased; or (c) the Sponsor and a majority of the Independent Directors determine that it is not in the best interest of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is a private fund that is exempt from registration under Section 3(c)(7) of the 1940 Act and is organized as a Delaware limited partnership. The principal executive office of the Fund is located at 345 Park Avenue, 40th Floor, New York, New York 10154 and the telephone number is (212) 583-5000. Units are not traded on any established trading market.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund’s intention to accept purchases for Units from time to time, the distribution reinvestment plan (“DRIP”) or otherwise in the discretion of the Fund) or the disposition of Units (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the General Partner, Investment Manager or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors, other than changes made in the ordinary course of business, or to change any material term of the Investment Management Agreement dated as of January 2, 2024, as amended from time to time (the “Investment Management Agreement”); (e) a sale or transfer of a material amount of assets of the Fund (other than as the Sponsor determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business; or (g) any changes in the Second Amended and Restated Limited Partnership Agreement dated as of March 12, 2024, as amended (the “Limited Partnership Agreement”) or Memorandum or other actions that may impede the acquisition of control of the Fund by any person, other than as currently contemplated under the Fund’s Limited Partnership Agreement and governing documents.

Based on the number of Units outstanding as of June 30, 2023, the following persons own the number of Units indicated in the below table:

Person	Units	Percentage of the Fund’s Outstanding Units
General Partner	500,000	*
Christopher James	10,000	*
Viral Patel	38,906	*
Thomas Morrison	39,180	*
Susanne Desch	1,000	*
Eric Liaw	8,000	*
Christopher Striano	2,000	*
Joan Solotar	200,000	*
David Blitzer	—	*
Raymond J. Beier	3,841	*
Grace Vandecruze	3,500	*
John Hershey	—	*
Susan Roth Katzke	—	*

*	Less than 1%.

For the avoidance of doubt, the above persons only hold Class I Units. Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Units in the Offer.

During the past sixty (60) days, the Fund has issued an aggregate of approximately 68,086 Units to the Sponsor, Directors or executive officers of the Fund, or any person controlling the Fund or the Sponsor, for net proceeds of approximately $1.75 million to the Sponsor, Directors or executive officers of the Fund, or any person controlling the Fund or the Sponsor. Other than transactions conducted pursuant to the Fund’s continuous offering of Units, as disclosed on current reports on Form 8-K, filed with the SEC on May 29, 2024 and June 28, 2024, respectively, which are incorporated by reference herein (in each case, to the extent that the material contained therein is deemed “Filed” rather than “furnished”), there have been no other transactions in Units effected during the past sixty (60) days by the Fund, the Sponsor, or any Director or executive officer of the Fund, or any person controlling the Fund or the Sponsor.

9. Tender by DRIP Participants. The Fund may declare distributions from time to time. However, the Fund cannot guarantee that it will make distributions, and any distributions will be made at the discretion of Blackstone Private Equity Strategies Associates L.P., the Fund’s general partner (the “General Partner,” and together with Blackstone Private Investments Advisors L.L.C., the Fund’s investment manager (the “Investment Manager”), as applicable, the “Sponsor”). To date, the Fund has made no distributions to Unitholders, and for the term of the Offer, the Fund does not intend to make any distributions, including for Unitholders that have not “opted out” of the Fund’s DRIP, pursuant to which distributions are automatically reinvested in additional Units.

10. Certain United States Federal Income Tax Considerations. The tax consequences to you of participating in the Offer will depend in part on your own tax circumstances. You are urged to consult your own tax adviser regarding the federal, state, local and non-U.S. tax consequences particular to your circumstances.

10(a). United States Federal Income Tax Considerations for Direct Investors in the Fund:

The following summary discusses certain material U.S. federal income tax considerations generally applicable to Unitholders whose Units are properly tendered and purchased by the Fund pursuant to the Offer.

This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (the “U.S. Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the Offer Date and all of which are subject to change at any time, possibly with retroactive effect. We have not sought, nor will we seek, any ruling from the IRS or any other tax authority regarding the statements made and the conclusions reached in this summary. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is necessarily general and may not apply to all categories of Unitholders, some of whom may be subject to special rules, including, without limitation, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, insurance companies, persons that hold our Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose Units are loaned to a short seller to cover a short sale of Units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our Units are not a capital asset, persons that received their Units through the exercise of employee options or otherwise as compensation, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to persons who are treated for U.S. federal income tax purposes as having contributed property to the Fund in exchange for Units, and such persons should consult their own tax advisers regarding the U.S. federal income tax considerations relating to the Offer, including, without limitation, under Section 707(a) of the U.S. Internal Revenue Code. This summary also does not address the state, local or non-U.S. tax consequences of participating in the Offer. This summary assumes that the Fund is and will remain a partnership for U.S. federal income tax purposes for the taxable year that includes each purchase of Units pursuant to the Offer. The actual tax consequences of the ownership and disposition of our Units will vary according to your individual circumstances.

This summary applies only to “U.S. Holders” of Units. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of one or more of our Units that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a partnership holds our Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold our Units should consult their own tax advisers.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state, local, and non-U.S. tax consequences to you of participating or not participating in the Offer in light of your particular circumstances.

Consequences to U.S. Holders

Subject to the discussion below under “—Other Special Rules”, the following discussion describes the U.S. federal income tax consequences generally applicable to U.S. Holders who tender their Units pursuant to the Offer.

Treatment as a Disguised Sale. Under Section 707(a) of the U.S. Internal Revenue Code, a portion of the cash received by a tendering U.S. Holder may be treated as received pursuant to a disguised sale of a portion of such U.S. Holder’s partnership interest in the Fund to the extent the offer is funded by capital contributions. Pursuant to such disguised sale, a U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount realized on the payment for the portion of such holder’s tendered Units deemed sold and the holder’s adjusted tax basis in such Units (see “Adjusted Tax Basis” below). The amount realized will be measured by the portion of the cash treated as received pursuant to such disguised sale, plus the amount of the reduction in such holder’s share of the Fund’s liabilities, if any, attributable to the tendered Units deemed sold. Notwithstanding the foregoing, the application of Section 707(a) of the U.S. Internal Revenue Code and related rules to the purchase of Units properly tendered in the Offer is complex and subject to significant uncertainty. There is no authority directly on point regarding the application of Section 707(a) of the U.S. Internal Revenue Code and related rules to the manner in which the Fund will purchase Units from tendering Unitholders. Accordingly, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of the positions described herein. Unitholders should consult their own tax advisers regarding the consequences of participating in the Offer under Section 707(a) of the U.S. Internal Revenue Code and related rules.

Treatment as a Distribution. To the extent payment received in the Offer is not treated as received pursuant to a disguised sale of Units (as described above under “—Treatment as a Disguised Sale”), such payment will generally be treated as a distribution on the remaining Units, if any, held by a tendering U.S. Holder. If the Fund purchases less than all of a U.S. Holder’s Units pursuant to the Offer, then the amount of such distribution will reduce, but not below zero, such holder’s adjusted tax basis in its remaining Units (see “— Adjusted Tax Basis” below). If the amount of such distribution to a U.S. Holder exceeds such holder’s adjusted tax basis in its Units, the excess generally will be taxable to the U.S. Holder as though it were a gain from a sale or exchange of the U.S. Holder’s Units. Such gain generally will be treated as capital gain and will be long-term capital gain if the U.S. Holder’s holding period for our Units exceeds one year. No loss will be recognized by a U.S. Holder that tenders less than all of its Units pursuant to the Offer. In general, any reduction in a U.S. Holder’s allocable share of the Fund’s liabilities (as determined for U.S. federal income tax purposes), if any, as a result of the U.S. Holder’s sale of Units in the Offer would be treated as a cash payment to the U.S. Holder, which could increase the U.S. Holder’s gain under the foregoing rules, whether such gain is recognized by reason of part treatment as a disguised sale or part treatment as a distribution.

Gain or loss recognized by a U.S. Holder upon the disguised sale of Units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the Units were held for more than one year as of the date of the sale. Long-term capital gains recognized by individuals and certain other non-corporate taxpayers generally are subject to U.S. federal income tax at reduced tax rates. Short-term capital gains recognized by non-corporate taxpayers, and all capital gains recognized by corporate taxpayers, generally are taxed at ordinary income rates. Capital losses are subject to a number of limitations under the U.S. Internal Revenue Code. Each U.S. Holder who acquired our Units at different times and intends to tender in the Offer all or a portion of our Units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Complete Liquidation of a Unitholder’s Interest in the Fund. Notwithstanding the discussion above under “Treatment as a Disguised Sale” and “Treatment as a Distribution”, a U.S. Holder who, pursuant to the Offer, sells all of its Units will recognize gain or loss equal to the difference between the amount realized on the payment for such Units and the U.S. Holder’s adjusted tax basis in its Units immediately prior to such sale (see “— Adjusted Tax Basis” below). The amount realized will include the U.S. Holder’s allocable share of the Fund’s liabilities (as determined for U.S. federal income tax purposes), if any, as well as the cash paid to the U.S. Holder pursuant to the Offer. Gain or loss recognized upon the sale or exchange of our Units generally will subject to the rules described above under (“as a Disguised Sale”).

The application of the foregoing rules to U.S. Holders participating in the Offer is complex and subject to uncertainty. Tendering U.S. Holders should consult their own tax advisers regarding the application of the foregoing rules to them in light of their particular circumstances.

Adjusted Tax Basis. In general, a U.S. Holder’s adjusted tax basis in its Units for purposes of determining gain or loss pursuant to the Offer will be equal to the sum of (i) the amount of cash paid by the U.S. Holder for its Units and (ii) such U.S. Holder’s share of the Fund’s liabilities (as determined for U.S. federal income tax purposes), if any. That basis will be increased by the U.S. Holder’s share of the Fund’s income and by increases in the U.S. Holder’s share of the Fund’s liabilities. That basis will be decreased, but not below zero, by distributions from the Fund to the U.S. Holder, by the U.S. Holder’s share of the Fund’s losses, and by any decrease in the U.S. Holder’s share of the Fund’s liabilities. Each U.S. Holder is urged to consult its tax adviser regarding the calculation of its basis for purposes of determining gain or loss upon the receipt of any cash payment pursuant to the Offer (or any deemed cash payment in respect of liabilities) in light of such U.S. Holder’s particular circumstances.

Other Special Rules. Special U.S. federal income tax rules could affect the consequences to a U.S. Holder of participating in the Offer. For example, certain gain attributable to “unrealized receivables” or “inventory items”, if any, or to the Fund’s indirect investment in a “controlled foreign corporation” (“CFC”) could be characterized as ordinary income rather than capital gain. For example, if the Fund were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables.” We note, however, that the Fund does not expect a material amount of such income. In addition, assuming a U.S. Holder has not elected to treat its share of the Fund’s investment in any “passive foreign investment company” (“PFIC”) as a “qualified electing fund”, gain attributable to such investment in a PFIC may be treated as ordinary income earned ratably over the shorter of the period during which the U.S. Holder held its Units or the period during which we held our interests in such PFIC and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC. U.S. Holders are urged to consult their own tax advisers regarding these and any other special rules that could affect the consequences of participating in the Offer.

Medicare Tax. U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income may include all or a portion of any gain realized from a sale of our Units pursuant to the Offer. U.S. Holders should consult their own tax advisers regarding the applicability and calculation of the 3.8% Medicare tax to any gain recognized by them pursuant to the Offer.

Backup Withholding. Under the backup withholding rules, a tendering U.S. Holder may be subject to backup withholding tax with respect to the gross proceeds payable pursuant to the Offer unless: (i) such U.S. Holder is an exempt recipient and demonstrates this fact when required; or (ii) provides the Depositary with a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax, and otherwise complies with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt from backup withholding tax should certify such status on a properly completed IRS Form W-9. Failure to provide such form may result in withholding under Section 1446(f).

Unitholders are urged to consult their tax advisers to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

10(b). United States Federal Income Tax Considerations for Feeder Investors:

The following summary discusses certain material U.S. federal income tax considerations generally applicable to Feeder Unitholders whose Units are properly tendered and purchased by the Feeder pursuant to the

Offer. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (the “U.S. Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the Offer Date and all of which are subject to change at any time, possibly with retroactive effect. We have not sought, nor will we seek, any ruling from the IRS or any other tax authority regarding the statements made and the conclusions reached in this summary. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is necessarily general and may not apply to all categories of Feeder Unitholders, some of whom may be subject to special rules, including, without limitation, dealers in securities or currencies, financial institutions or financial services entities, mutual feeders, insurance companies, persons that hold our Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose Units are loaned to a short seller to cover a short sale of Units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our Units are not a capital asset, persons that received their Units through the exercise of employee options or otherwise as compensation, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to persons who are treated for U.S. federal income tax purposes as having contributed property to the Feeder in exchange for Units, and such persons should consult their own tax advisers regarding the U.S. federal income tax considerations relating to the Offer, including, without limitation, under Section 707(a) of the U.S. Internal Revenue Code. This summary also does not address the state, local or non-U.S. tax consequences of participating in the Offer. This summary assumes that the Feeder is and will remain a partnership for U.S. federal income tax purposes for the taxable year that includes each purchase of Units pursuant to the Offer. The actual tax consequences of the ownership and disposition of our Units will vary according to your individual circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of one or more of our Units that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of one or more of our Units, other than a U.S. Holder. If a partnership holds our Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold our Units should consult their own tax advisers.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state, local, and non-U.S. tax consequences to you of participating or not participating in the Offer in light of your particular circumstances.

Consequences to Non-U.S. Holders

Subject to the discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized pursuant to the sale of its Units in the Offer, unless such gain is effectively connected with the conduct of a U.S. trade or business of such Non-U.S. Holder (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment). Based on our organizational structure our General Partner currently believes that the Feeder is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Accordingly, any gain realized by a

Non-U.S. Holder pursuant to its sale of Units in the Offer generally is not expected to be subject to U.S. federal income or withholding tax.

If, contrary to expectation, the Feeder were engaged in a U.S. trade or business, then any gain realized from the sale of our Units by a Non-U.S. Holder generally would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain had the Feeder sold all of its assets at their fair market value as of the date of such sale. In determining the amount of gain realized, the rules governing the treatment of U.S. Holders (as described above under “Consequences to U.S. Holders”) would also apply. The amount of gain treated as effectively connected with a U.S. trade or business generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. The application of the foregoing rules to tendering Non-U.S. Holders, in the event the Feeder is treated as engaged in a U.S. trade or business, is complex and subject to uncertainty. Tendering Non-U.S. Holders should consult their own tax advisers regarding the application of the foregoing rules to them in light of their particular circumstances.

If you are subject to withholding on your allocable share of any income recognized by the Feeder (including income for the taxable year of the Offer) and the required amount has not been previously withheld from other distributions to you, the Feeder may withhold such amount from the amount otherwise payable to you pursuant to the Offer.

Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in the Feeder in connection with its U.S. business, (c) a PFIC, (d) a CFC, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax.

Non-U.S. Holders are urged to consult their own tax advisers regarding the application of the foregoing rules and any other U.S. federal income tax consequences of participating in the Offer in light of their particular circumstances.

Backup Withholding

Under the backup withholding rules, a tendering Feeder Unitholder may be subject to backup withholding tax with respect to the gross proceeds payable pursuant to the Offer unless such Feeder Unitholder is an exempt recipient. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8 (which may be obtained on the IRS website (www.irs.gov)). Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund from the IRS, provided you supply the required information to the IRS in a timely manner Feeder Unitholders should consult their own tax advisers regarding information reporting and exemption from U.S. federal backup withholding tax.

Tax-Exempt Investors

Qualified pension, profit-sharing and stock bonus plans, educational institutions and other tax-exempt entities (including private foundations) are generally subject to U.S. federal income taxation on their “unrelated business taxable income” (“UBTI”). In general, UBTI is defined as the gross income derived by such a tax-exempt entity from an unrelated trade or business (including a trade or business conducted by a partnership of which the tax-exempt entity is a partner), less the deductions directly connected with that trade or business. UBTI can also include acquisition of a partnership interest that is debt-financed or income that is attributable to “acquisition indebtedness” (as that term is defined in Section 514(c)). UBTI generally does not include dividends, interest, certain types of rents from real property and gain or loss derived from the sale of property (other than gain or loss derived from the sale of inventory and property sold to customers in the ordinary course of a trade or business).

A tax-exempt investor should not incur UBTI upon the sale of Units in the Feeder, unless such tax-exempt investor’s acquisition of the Units was debt-financed, or the Feeder incurred debt that was allocated to the acquisition of a portfolio investment. Based on our organizational structure, the General Partner currently believes that the Feeder does not expect to allocate “acquisition indebtedness” to any tax exempt investor participating in the Feeder. If a tax-exempt unitholder has actual or deemed acquisition indebtedness with respect to a Unit, then a percentage of the gain (equal to the highest amount of indebtedness outstanding for the 12-month period prior to the sale with respect to the property over the average adjusted basis for such year for the property) on the disposition of such Unit will generally be treated as UBTI, regardless of whether such gain would otherwise be excluded from UBTI.

Feeder Unitholders are urged to consult their tax advisers to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Unitholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Unitholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Securities and Exchange Commission (the “SEC”) allows the Fund to “incorporate by reference” into this Offer to Purchase information that the Fund has filed with the SEC, which means important information may be disclosed by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Offer to Purchase. The Fund incorporates by reference into this Offer to Purchase its annual report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 15, 2024 (“Form 10-K”), and any future filings the Fund makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the Offer (in each case, to the extent that the material contained therein is deemed “filed” rather than “furnished”). In deciding whether to participate in the Offer, each Unitholder should consider carefully, in addition to the other information contained in or incorporated by reference in this Offer to Purchase, the risks described under the caption “Risk Factors” in the Fund’s Form 10-K, as may be updated by the Fund from time to time in quarterly reports on Form 10-Q and other public filings.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund at www.bxpe.com, by contacting the Transfer Agent at (844) 702-1299, or from the SEC’s internet web site, http://www.sec.gov.

Financial Statements

The audited annual financial statements of the Fund dated December 31, 2023, as filed with the SEC on EDGAR on March 15, 2024, are incorporated by reference. The Fund will prepare and make available to Unitholders the audited annual financial statements of the Fund within 120 days after the close of the period for which the report is being made, or as otherwise required by applicable law.